UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

DUNE ENERGY, INC.
(Name of Issuer)

          Common Stock, par value $0.001 per share
(Title of Class of Securities)

             265338707
(CUSIP Number)

           December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 7

SCHEDULE 13G

CUSIP No.: 265338707	Page 2 of 9 Pages
1.	Names of Reporting Persons. WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	8,909,791
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	8,909,791
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,909,791
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 15.1%
12.	Type of Reporting Person: CO, FI

SCHEDULE 13G

CUSIP No.: 265338707	Page 3 of 9 Pages
1.	Names of Reporting Persons. GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	8,909,791
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	8,909,791
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,909,791
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 15.1%
12.	Type of Reporting Person: IN, HC

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Dune Energy, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, TX 77002

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	West Face Capital Inc. (“West Face”); and

ii)	Gregory A. Boland (“Mr. Boland”).

This Statement relates to the Shares (as defined herein) held for the account of West Face Long Term Opportunities Global Master L.P., a Cayman Islands limited partnership (“WFGM”). West Face serves as investment manager to WFGM. Mr. Boland is President and Chief Executive Officer of West Face. In such capacities, West Face and Mr. Boland may be deemed to have voting and dispositive power over the Shares held for the account of WFGM.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2 Bloor Street East, Suite 3000, Toronto, Ontario M4W 1A8.

Item 2(c).	Citizenship:

1)	West Face is a Canadian company; and

2)	Mr. Boland is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

265338707

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(j) [X] A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).

Page 5 of 9 Pages

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2012, each of the Reporting Persons may be deemed the beneficial owner of 8,909,791 Shares, all of which are held for the account of WFGM.

Item 4(b).	Percent of Class:

The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 15.1% of the total number of Shares outstanding (based upon information in the Issuer’s Press Release, dated December 27, 2012 and included in the Form 8-K filed on the same date, indicating that there were approximately 59,000,000 Shares outstanding).

Item 4(c).	Number of Shares of which such person has:

West Face and Mr. Boland:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	8,909,791
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	8,909,791

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  WFGM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.  Such interest of WFGM relates to more than 5 percent of the class of Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I further certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to West Face Capital Inc., registered with the Ontario Securities Commission as a portfolio manager, exempt market dealer and investment fund manager, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution listed in Rule 13d-1(b)(1)(ii)(E). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEST FACE CAPITAL INC.

By: /s/ Alexander Singh
Name: Alexander Singh
Title: Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By: /s/ Alexander Singh
Name: Alexander Singh
Title: Attorney-in-fact for Gregory A. Boland

February 14, 2013

Page 7 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement	8
B	Power of Attorney	9

Page 8 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Dune Energy, Inc. dated as of February 14, 2013 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

WEST FACE CAPITAL INC.

By: /s/ Alexander Singh
Name: Alexander Singh
Title: Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By: /s/ Alexander Singh
Name: Alexander Singh
Title: Attorney-in-fact for Gregory A. Boland

February 14, 2013

Page 9 of 9 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Gregory A. Boland, hereby make, constitute and appoint Alexander Singh, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Chief Executive Officer of West Face Capital Inc., a Canadian company, and a director of West Face (Cayman 2) Inc., a Cayman Islands company, and each of the affiliates or entities advised or controlled by me, West Face Capital Inc., or West Face (Cayman 2) Inc., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 23rd day of September 2011.

/s/ Gregory A. Boland
Gregory A. Boland